Exhibit 99.1
APPROVAL OF MEDIARING’S SECOND NOMINEE TO THE BOARD OF DIRECTORS OF PACIFIC INTERNET LIMITED (“PACNET”)
MediaRing Ltd (“MediaRing”) is pleased to announce that the Board of Directors of PacNet (the “PacNet Board”) has today approved the appointment of Mr. Walter J. Sousa to the PacNet Board, subject to the approval of the Info-Communications Development Authority of Singapore (“IDA”).
Mr. Sousa says, “I look forward to working with PacNet Board and management to serve all PacNet shareholders.”
Mr. Walter J. Sousa has been the Chairman of MediaRing since 1999. Mr. Sousa was a Managing Director of GE Asia Pacific Capital Technology Fund, a venture fund sponsored by GE Capital, Asia Pacific Capital, and Acer Inc. between 1999 and 2003. He is a founding partner of Asia Pacific Capital. Prior to Asia Pacific Capital, Mr. Sousa was the Chairman and Chief Executive Officer of AT&T Asia Pacific. He began his career at Hewlett Packard and over his 20-year career, he held several management positions including President of Hewlett Packard Asia.
By Order of the Board
MediaRing Ltd
Khaw Kheng Joo
Director & CEO
19 October 2006